UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

[X]  ANNUAL REPORT  Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 [no fee required, effective October 7, 1996].

For the fiscal year ended	December 31, 2005

or

[ ]  TRANSITION REPORT  Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [no fee required].

For the transition period from _______________ to _____________________

Commission File Number 0-14851

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Investors Real Estate Trust IRET Properties Inc. 401(k) Retirement Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investors Real Estate Trust
Post Office Box 1988
12 South Main Street
Minot, North Dakota 58701

SUMMARY ANNUAL REPORT
FOR INVESTORS REAL ESTATE TRUST RETIREMENT PLAN

This is a summary of the annual report for the IRET Properties 401(k) Plan (EIN: 91-1764859, Plan Number 001) for the period of January 1, 2005 through December 31, 2005.  The annual report has been filed with the Internal Revenue Service, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

The benefits under this plan are provided by a Trustee.  The Trustee is First Western Bank & Trust.

Plan expenses were $3,600.00. These expenses included $0.00 in Administrative and Trustee charges, and $3,600.00 in benefits paid to participants and beneficiaries.  A total of 42 persons were participants in or beneficiaries of the Plan at the end of the Plan year.

The value of Plan Assets, after subtracting liabilities of the Plan was $2,163,436.00 as of December 31, 2005, compared to $1,435,455 as of January 1, 2005.  During the Plan year, the Plan experienced an increase (decrease) in its net assets of $727,981.00.  This increase includes unrealized appreciation (or depreciation) in the value of Plan assets of ($63,336); that is, the difference between the value of the Plan's assets at the end of the year, and the value of the assets at the beginning of the year, or the cost of assets acquired during the year.  The Plan had total income of $477,425.00 including employee and employer contributions of $385,158.00 gains (loses) of $40,648.00 from the sale of assets, and earnings from investments of $51,619.00.  The plan also received transfers in of $316,562.00 from the merger of the NWML profit sharing plan and $930.00 from rollovers.

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have a right to receive a copy of the full Annual Report, or any part thereof, on request.  The items listed below are included in that Report:

  A Trustee's Report
  Assets held for investment
  Form 5500

To obtain a copy of the full Annual Report, or any part thereof, write or call the office of the Plan Administrator, IRET Porperties Inc., 12 South Main, Minot North Dakota 58701.  Telephone Number: (701) 852-1756.  There will be no charge for such a copy.

You also have the legally protected right to examine the annual report at the main office of the Plan at Minot, North Dakota, and at the U.S. Department of Labor in Washington, D.C. or to obtain a copy from the U.S. Department of Labor upon payment of copying costs.  Requests to the Department should be addressed to: Public Disclosure Room, N4677, Pension and Welfare Benefit Programs, Francis Perkins Department of Labor Building, 200 Constitution Avenue Northwest, Washington, D.C. 20216.

SIGNATURES

The Plan.  Pursuant to the  requirements of the Securities  Exchange Act of 1934, the trustees (or other persons who  administer the employee  benefit plan) have  duly  caused  this  annual  report  to be  signed  on  its  behalf  by the undersigned hereunto duly authorized.

Investors Real Estate Trust IRET Properties Inc. 401(k) Retirement Plan

Date: January 24, 2007

By:	INVESTORS REAL ESTATE TRUST, PLAN ADOPTING EMPLOYER

/s/ Timothy P. Mihalick
Name:	Timothy P. Mihalick
Title:	Senior Vice President & Chief Operating Officer